AMENDMENT TO CREDIT AGREEMENT

     This Amendment (the "Amendment") dated as of September 29, 1999, is between Bank of America, N.A. (the "Bank"), formerly known as Bank of America National Trust and Savings Association, and U.S. Home & Garden Inc. (the "Borrower").

                                    RECITALS

     A. The Bank and the Borrower entered into a certain Credit Agreement dated as of October 13, 1998 (the "Agreement").

     B. The Bank and the Borrower desire to amend the Agreement.

                                    AGREEMENT

     1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Agreement

     2. Amendments. The Agreement is hereby amended as follows:

          2.1 In Section 7.4(d), clause (ii) is amended to read in its entirety as follows:

          (ii) the prior effective written consent or approval to such Acquisition of the board of directors or equivalent governing body of the target is obtained, and the prior written approval of the Bank to such Acquisition is obtained.

          2.2 In Section 7,11(d), the clause "declare or pay cash dividends to its stockholders and" is deleted, and the amount "$8,000,000" is substituted for the amount "$5,000,000."

          2.3 Section 7.18 is amended to read in its entirety as follows:

          7.18 Financial Covenants.

               (a) Interest Coverage, Ratio. The Borrower shall not permit the Interest Coverage Ratio, for any four fiscal quarter period (on a rolling four quarter basis) to be less than (i) 1.75 to 1.00 for the four fiscal quarter periods ending on June 30, 1999, September 30, 1999, December 31, 1999, and March 31, 2000, (ii) 2.50 to 1.00 for the
          four fiscal quarter period ending on June 30, 2000, and (iii) 3.00 to
          1.00 for any four fiscal quarter period ending after June 30, 2000.

               (b) Leverage Ratio. The Borrower shall not permit the Leverage Ratio for any four fiscal quarter period (on a rolling four quarter basis) to exceed (1) 6.25 to 1.00 for the four fiscal quarter periods ending on June 30, 1999, September 30, 1999, and December 31. 1999,
          (ii) 6.50 to 1.00 for the

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          four fiscal quarter period ending on March 31, 2000, (iii) 4.25 to
          1.00 for the four fiscal quarter period ending on June 30, 2000, and for any four fiscal quarter period ending, on March 31 of any fiscal year (except March 31, 2000), and (iv) 4.00 to 1.00 for any other four fiscal quarter period.

               (c) Fixed Charge Coverage Ratio. The Borrower shall not permit the Fixed Charge Coverage Ratio to be less than (i) 1.25 to 1.00 for the three fiscal quarter period ending on June 30, 1999, and for the four fiscal quarter periods (on a rolling four quarter basis) ending on September 30, 1999, December 31, 1999, and March 31, 2000, (ii)
          2.00 to 1.00 for the four fiscal quarter periods (on a rolling four quarter basis) ending an or after June 30, 2000, and on or before September 30, 2001, (iii) 1.50 to 1.00 for the four fiscal quarter periods (on a rolling four quarter basis) ending on December 31, 2001, and March 31, 2002, and (iv) 1.25 to 1.00 for any four fiscal quarter period (on a rolling four quarter basis) ending after March 31, 2002.

               (d) Consolidated EBITDA. The Borrower shall not permit Consolidated EBITDA (Ampro Adjusted) for any four fiscal quarter period (on a rolling four quarter basis) to be less than (i) $14,500,000 for the four fiscal quarter periods ending on June 30, 1999, September 30, 1999,, and December 31, 1999, (ii) $15,500,000 for
          the four fiscal quarter period ending on March 31, 2000, (iii) $21,000, 000 for the four fiscal quarter period ending on June 30, 2000 and (iv) $22,000,000 for any four fiscal quarter period ending on or after September 30, 2000.

     3. Representations and Warranties. When the Borrower signs this Amendment, the Borrower represents and warrants to the Bank that:

          3.1 No Default or Event of Default has occurred or is continuing under the Agreement except those Defaults or Events of Default, if any, that have been disclosed in writing to the Bank or waived in writing by the Bank.

          3.2 The representations and warranties in the Agreement are true as of the date of this Amendment as if made on the date of this Amendment except to the extent such representations and warranties expressly refer to an earlier date, in which case they are true and correct as of such earlier date.

          3.3 The execution, delivery and performance by the Borrower of this Amendment have been duly authorized by all necessary corporate and other action and do not and will not require any registration with, consent or approval of, notice to or action by, any, Person (including any Governmental Authority) in order to be effective and enforceable. The Agreement as amended by this Amendment constitutes the legal, valid and binding obligations of the Borrower, enforceable against it in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.


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     4. Effective Date. This Amendment will be effective on the date on which the Bank receives from the Borrower a duly executed original of this Amendment and a fee in the amount of Fifty-Six Thousand Two Hundred Fifty Dollars ($56,250).

     5. Miscellaneous.

          5.1 Except as herein expressly amended, all terms, covenants and provisions of the Agreement are and shall remain in full force and effect and all references therein and in the other Loan Documents to the Agreement shall henceforth refer to the Agreement as amended by this Amendment. This Amendment shall be deemed incorporated into, and a part of, the Agreement. This Amendment is a Loan Document.

          5.2 This Amendment shall be binding upon and inure to the benefit of the parties hereto and to the Agreement and their respective successors and assigns. No third party beneficiaries are intended in connection with this Amendment.

          5.3 This Amendment shall be governed by and construed in accordance with the law of the State of California.

          5.4 This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Each of the parties hereto understands and agrees that this document (and any other document required herein) may be delivered by any party thereto either in the form of an executed original or an executed original sent by, facsimile transmission to be followed promptly by mailing of a hard copy original, and that receipt by the Bank of a facsimile transmitted document purportedly bearing the signature of the Borrower shall bind the Borrower with the same force and affect as the delivery of a hard copy original. Any failure by the Bank to receive the hard copy executed original of such document shall not diminish the binding effect of receipt of the facsimile transmitted executed original of such document.



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     This Amendment is executed as of the date stated at the beginning of this
Amendment.


                                          Bank of America, N.A.

                                          By:  Michele Mojabi

                                          Title: Vice President


                                          U.S. Home & Garden Inc.

                                          By:   Lynda Gustafson

                                          Title: V.P. Finance



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